Graphite Corporation
1031 Railroad St., Suite 102A
Elko, Nevada
89801

October 12, 2014

VIA ELECTRONIC MAIL
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Dean Brazier, Lilyanna Peyser and Mara Ransom

Re:	Graphite Corp., Current Report on Form 8-K Filed August 13, 2014 File No. 000-54336

Dear Mr. Brazier, Ms. Peyser and Ms. Ransom:

I acknowledge receipt of your response dated September 25, 2014. I apologize for what seems to be a late response. However, since the receipt of your letter, we have had over three days of national holidays and are still in the midst of a week-long holiday in Israel (where I am based) and this has slowed down my response. I hope that is okay.

For the reasons set forth below, I still believe that your original comment does not apply to the facts and circumstances of Graphite Corporation (“GC”) and therefore an amendment to its current report on Form 8-K filed on August 13, 2014 (the “8-K”) is not required. I believe that there is still a misunderstanding and would like to make one more attempt to clear it up and gain your agreement.

Operations

I refer you to the following excerpts from our reports on Form 10-Q for the quarters ended on June 30, 2014, March 31, 2014, September 30, 2013 and June 30, 2013:

Quarter ended June 30, 2014

“Cashflow from Operating Activities

During the period ended June 30, 2014, the Company used $14,990 of cash for operating activities compared to the use of $184,357 of cash for operating activities during the period ended June 30, 2013. The change in net cash used in operating activities is attributed to a decrease in operating activities.”

Quarter ended March 31, 2014

“Cashflow from Operating Activities

During the period ended March 31, 2014, the Company used $10,614 of cash for operating activities compared to the use of $125,485 of cash for operating activities during the period ended March 31, 2013. The change in net cash used in operating activities is attributed to a decrease in operating activities.”

I also refer you to the following excerpts from our report on Form 10-K for the year ended December 31, 2013:

“Cash Flows from (used in) Operating Activities  in the year ended December 31, 2013 - ($214,736)”

“Operating Expenses and Net Loss

Operating expenses for the years ended December 31, 2013 and 2012 was $369,650 and $713,869 and is comprised of expenses related to mineral claims and general and administrative expenses.”

Quarter ended September 30, 2013

Expenses: Mineral claims and exploration - $18,072 and Consulting - $18,000

Quarter ended June 30, 2013

Expenses: Mineral claims and exploration - $35,646

As can be seen from the foregoing excerpts, GC spent $14,990 on operations in the quarter that ended June 30, 2014, $10,614 on operations in the quarter that ended March 31, 2014, $18,072 on operations in the quarter that ended September 30, 2013, $35,646 on operations in the quarter that ended June 30, 2013 and $214,736 in the year ended December 31, 2013. This pattern of spending significantly more than nominal amounts on operations extends back to 2012 and earlier. In your letter dated September 25, 2014, you indicated that most of the mineral claims expense was incurred in the first six months of 2013. However, I believe that the quarterly reports for the last six months of 2013 and calendar 2014 to-date show material expenditures on operations (mineral claims and exploration and otherwise) after the first six months of 2013 such that GC did not slip back into shell status at any point in time.

I also point you to the line in GC’s financial statements in the report on Form 10-Q for the quarter ended June 30, 2014 that states that GC spent $21,000 on consultants (in respect of its mineral operations) in that period. GC’s financial statements in the report on Form 10-Q for the quarter ended March 31, 2014 states that GC spent over $1,000 on mineral claims and exploration and $15,000 on consultants (in respect of its mineral operations) in that period. Spending on consultants to advance the company’s business is also a form of operations. These expenditures may be low, but they show continued and sustained spending on operations in a legitimate attempt to further GC’s mineral asset business.

I believe that (i) the foregoing demonstrates conclusively that at all relevant times GC had operations and spent material amounts of money on such operations and (ii) since a shell company must have no or nominal operations to be a shell company under Securities Act Rule 405 and Exchange Act Rule 12b-2, GC does not meet the shell company test.

Assets

Even without GC’s operations, GC had assets at all relevant times (as demonstrated below).

Another excerpt from our report on Form 10-Q for the quarter ended June 30, 2014 in respect of the Company’s Carr and Cahaba Forest Management Leases is as follows:

“Due to a lack of certainty surrounding estimated future production, no reserves established, no future cash flows or salvage value could be established, we have impaired all of the carrying value of the acquisitions of the Carr and Cahaba Forest Management Leases. This represents an impairment allowance of $350,000.”

I understand this to mean that GC had an asset in the form of such leases (for which it had already paid $150,000 and issued 1,000,000 in shares of common stock in payments therefor), but, for accounting purposes, impaired such asset so that its value for balance sheet purposes was zero.

GC discloses in pertinent part in its report on Form 10-Q for the quarter ended June 30, 2014:

“Mineral Properties

Costs of exploration, carrying and retaining unproven mineral lease properties are expensed as incurred. Mineral property acquisition costs are capitalized including licenses and lease payments.…Impairment losses are recorded on mineral properties used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount.”

A lease on a property has an intrinsic value. However, to be conservative and to present a fair accounting picture, it may be impaired down to zero for the balance sheet. This does not speak to its intrinsic value, however. Impairment demonstrates that the value of the asset is indeterminable and, therefore, might be less than the carrying costs. But there still is a value. In the case of the Carr and Cahaba Forest Management Leases, the Company had already paid $150,000 in cash and issued 1,000,000 shares of its common stock as lease payments. Furthermore, as far as I understand the shell company definition in Securities Act Rule 405 and Exchange Act Rule 12b-2, there is no requirement that a company’s assets have to show up in its balance sheet (i.e., be a “financial” asset). A company merely has to have assets in order not to satisfy that part of the shell company test. Mineral leases are assets with intrinsic value. Many mining companies have impaired their assets at an early stage only to discover recoverable reserves, build mines and commence full-scale mining operations. GC has assets in the form of mineral leases and an option on mineral leases and, due to conservative accounting policies, chose to impair the value of those assets down to zero. But this does not change the underlying fact that those leases and option on leases were still assets of GC.

Conclusion

I acknowledge that GC ran into financial problems after 2012 and, as stated in its disclosure, did eventually decrease its operating activities. But a decrease in operating activities does not necessarily mean that GC had “no or nominal” operations. Since 2010, GC has been actively pursuing a graphite mining business at all times. GC has also had mineral leases, which it has been developing and spending what cash it had to further the development. In fact, in each relevant period since 2012, GC has spent material (albeit reduced) amounts of money on various operations, including mineral claims and exploration and consultants in respect thereof. This is clearly disclosed in each report on Form 10-Q and 10-K.

I hereby acknowledge that (i) GC is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities Exchange Commission from taking any action with respect to the filing and (iii) GC may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I remain at your disposal for further discussion of this matter at your convenience. I can be reached on mfradom@gmail.com or on +972 52 798 0831.

Yours truly,

Mark Radom
Chief Executive Officer